Public Service Company of New Hampshire and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Nine Months
	Ended
	September 30,	For the Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings, as defined:
Net income	$84,543	$96,882	$100,267	$90,067	$65,570	$58,067
Income tax expense	52,797	60,993	49,945	50,801	31,990	21,996
Equity in earnings of regional nuclear
generating companies	(10)	(8)	(7)	(23)	(50)	(62)
Dividends received from regional equity investees	42	-	-	80	220	-
Fixed charges, as below	35,295	52,769	52,111	54,721	51,227	54,597
Less: Interest capitalized (including AFUDC)	(392)	(1,579)	(7,064)	(6,621)	(3,138)	(2,967)
Total earnings, as defined	$172,275	$209,057	$195,252	$189,025	$145,819	$131,631

Fixed charges, as defined:
Interest on long-term debt (a)	$32,951	$46,228	$36,832	$36,220	$33,045	$32,655
Interest on rate reduction bonds	(154)	2,687	6,276	9,660	13,128	15,969
Other interest (b)	1,384	1,313	1,039	1,187	316	1,539
Rental interest factor	722	962	900	1,033	1,600	1,467
Interest capitalized (including AFUDC)	392	1,579	7,064	6,621	3,138	2,967
Total fixed charges, as defined	$35,295	$52,769	$52,111	$54,721	$51,227	$54,597

Ratio of Earnings to Fixed Charges	4.88	3.96	3.75	3.45	2.85	2.41

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011, 2010 and 2009, other interest includes interest related to accounting for uncertain tax positions.